[letterhead of SSGI, Inc.]

December 3, 2009

Via EDGAR and FACSIMILE: 703-813-6968

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Andrew Schoeffler, Senior Staff Attorney

Re:	SSGI, Inc.
Registration Statement on Form S-1 (File No. 333-160700)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, SSGI, Inc. (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement on Form S-1, File No. 333-160700, filed by the Registrant with the Securities and Exchange Commission (the “Commission”), as amended, and all exhibits thereto (collectively, the “Registration Statement”).

We hereby request the acceleration of the effectiveness of the Registration Statement so that it may become effective at 9:00 a.m. (Eastern Standard Time) on Tuesday, December 8, 2009, or as soon as reasonably practicable thereafter.

The Registrant acknowledges the following:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

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The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Warren W. Garden of Block & Garden, LLP, at (214) 866-0993, to confirm the effectiveness of the Registration Statement.

Very truly yours,

/s/ Ryan Seddon, President
SSGI, Inc.